Exhibit 12.1

Ratio of Earnings to Fixed Charges
Great Lakes Dredge & Dock Corporation
(dollars in thousands)

	Predecessor
	Years Ended December 31,
	2003	2002	2001	2000	1999
Pretax income (loss) from continuing operations(1)	$(1,728)	$17,072	$12,216	$16,475	$17,503
Fixed charges	28,597	41,312	39,311	36,688	33,899
Distributed income of equity investees	1,200	—	874	225	3,589

	$28,069	$58,384	$52,401	$53,388	$54,991

Fixed charges:
Interest expense and amortized deferred financing costs	$20,765	$21,255	$21,107	$18,753	$18,385
Estimated interest expense in operating leases	7,832	9,407	5,950	6,015	4,861
Preference security dividend requirements	—	10,650	12,254	11,920	10,653

Total fixed charges	$28,597	$41,312	$39,311	$36,688	$33,899

Ratio of earnings to fixed charges	1.0	1.4	1.3	1.5	1.6

(1)
Before adjustment for minority interests in consolidated subsidiaries and income(loss) from equity investees.